Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  El Paso Corporation

Commission File No.:  001-14365

Kinder Morgan, Inc. distributed the following six documents in connection with its proposed acquisition of El Paso Corporation:

We are delighted to announce that Kinder Morgan, Inc. has entered into an agreement to acquire El Paso Corporation.  As stated in the news release, we believe this transaction is a win-win opportunity for both companies, the employees and their shareholders.  We’re bullish on the future of natural gas use in the United States and combining Kinder Morgan and El Paso is a tremendous opportunity for all of us!  We are creating a larger company with great assets, which should equate to more opportunities and greater value for employees.

We want to thank you for making this transaction possible.  We were only able to make this acquisition because of your ongoing hard work and the successes that we have experienced together through the years in growing our company.

When the transaction is completed, likely in the second quarter of 2012, Kinder Morgan will be the largest midstream and the fourth largest energy company in North America with an enterprise value of approximately $94 billion and 80,000 miles of pipelines.  The combination of KMI and El Paso is expected to produce immediate value (upon closing) to KMI and KMR shareholders and to KMP and El Paso Pipeline Partners unitholders through strong cash flow accretion, and offers significant future growth opportunities.

Through this transaction we will have an opportunity to continue to build an even greater company, as expanding our footprint of natural gas assets should lead to additional growth opportunities related to the natural gas shale plays and the expected increase in demand for natural gas as the fuel of choice in the United States.  This combined company will have a natural gas pipeline transportation network of approximately 67,000 miles.  The natural gas pipeline systems of the two companies are very complementary, as they primarily serve different supply sources and markets in the United States.

The combined company will be named Kinder Morgan, Inc. and corporate headquarters will remain in Houston.  I’m sure some of you are wondering how this transaction will change your daily responsibilities.  For most of you, we don’t believe there will be any change.  Obviously there is a substantial integration process to be completed in the coming months before the transaction closes.

If all goes as expected, KMI and El Paso will be one company soon.  Until then, it’s important for all of us to do everything we can to stay focused on performing our jobs to the best of our abilities to positively position each company for the future.  At Kinder Morgan, we should remain focused on striving for financial and operational excellence, and meeting our customers’ needs.

For more information about this transaction, please see the materials in the El Paso Acquisition box on the home page of KMONLINE.

Rich Kinder	Park Shaper	Steve Kean

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Rich Kinder

Let me begin by telling you how delighted we are to enter into an agreement to combine Kinder Morgan, Inc. with El Paso Corporation.  As stated in the news release, I believe this transaction is a win-win opportunity for both companies, the employees and their shareholders.  I’m bullish on the future of natural gas use in the United States and combining Kinder Morgan and El Paso is a tremendous opportunity for all of us!  We are creating a large company with great assets, which should equate to more opportunities and great value for employees.

El Paso Corporation shareholders have been offered a substantial per-share premium through this transaction.  The combination of KMI and El Paso is also expected to produce immediate value (upon closing) to KMI and Kinder Morgan Management shareholders and to Kinder Morgan Energy Partners and El Paso Pipeline Partners unitholders through strong cash flow accretion, and offers significant future growth opportunities.

When this transaction is completed, which will likely occur in the second quarter of 2012, you will be part of the largest midstream and the fourth largest energy company in North America with an enterprise value of approximately $94 billion and 80,000 miles of pipelines.  We have an opportunity to build a great company together, as combining our gas assets should lead to extraordinary growth opportunities related to the natural gas shale plays and the expected increase in demand for natural gas as the fuel of choice in the United States.  The combined company will feature:

•                  Largest owner and operator of natural gas pipelines and storage assets in North America with approximately 67,000 miles of natural gas transportation pipelines.  Pipelines are connected to many important natural gas shale pays including Eagle Ford, Marcellus, Utica, Haynesville, Fayetteville and Barnett.  Largest provider of contracted natural gas treating services and significant other midstream gathering assets.

•                  Largest independent transporter of petroleum products in the United States.  Transport approximately 1.9 million barrels per day of gasoline, jet fuel, diesel, natural gas liquids and crude oil through more than 8,000 miles of pipelines.

•                  Largest transporter of CO2 in the United States.  Transports 1.3 billion cubic feet per day.  Carbon dioxide is used in enhanced oil recovery projects.

•                  Second largest oil producer in Texas, producing more than 50,000 barrels per day.

•                  Largest independent terminal owner/operator in the U.S.  Liquids terminals have capacity of 107 million barrels and store refined petroleum products, ethanol and more.  Dry bulk terminals are expected to handle over 100 million tons of materials in 2011, including products like coal.

•                  Only oilsands pipeline serving the West Coast.  The Trans Mountain pipeline system transports 300,000 barrels of crude oil per day to Vancouver, B.C., and Washington state.

I know that you have many questions and we’ll do our best to answer them and keep you informed as the integration process progresses.  Here are some of the basics:

•                  The combined company will be named Kinder Morgan, Inc. and corporate headquarters will remain in Houston.

•                  While it will become part of the Kinder Morgan family of companies upon closing, El Paso Pipeline Partners will continue to operate under its current name as an entity listed on the New York Stock Exchange.

•                  We will stick to Kinder Morgan’s core businesses and plan to sell El Paso Exploration & Production Company.

If all goes as expected, Kinder Morgan and El Paso will be one company soon.  Until then, it’s important for all of us to do everything we can to stay focused on performing our jobs to the best of our abilities to positively position each company for the future.  At Kinder Morgan, we strive for both financial and operational excellence and to meet our customers’ needs, and I know you have similar goals at El Paso.

If you’re interested in knowing more about Kinder Morgan, which is primarily a pipeline transportation and terminal company, I encourage you to visit our web site at www.kindermorgan.com.

Thanks, and we look forward to welcoming you to the Kinder Morgan family when this transaction closes!

Rich Kinder

Chairman and CEO

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Richard D. Kinder is Chairman and CEO of Kinder Morgan, one of the largest pipeline transportation and energy storage companies in North America. The Kinder Morgan companies include Kinder Morgan, Inc. (NYSE: KMI), Kinder Morgan Energy Partners, L.P. (NYSE: KMP) and Kinder Morgan Management, LLC (NYSE: KMR).

Through his leadership, Kinder Morgan has grown from a small company with 175 employees and an enterprise value of $325 million in February 1997 to an organization with approximately 8,000 employees and an enterprise value of approximately $55 billion today. Kinder Morgan Energy Partners, one of the largest publicly traded pipeline limited partnerships in the United States, has delivered a compound annual return of 25 percent to its unitholders.

Kinder Morgan is one of Fortune magazine’s Most Admired Companies in America and was previously recognized as the top company among all industries for “Quality of Management.” Mr. Kinder, who receives a salary of $1 a year (no bonuses, stock options or restricted stock grants) is a past recipient of Morningstar’s CEO of the Year award.

Mr. Kinder received his undergraduate and law degrees from the University of Missouri and served in Vietnam as a Captain in the U.S. Army. He has served on numerous corporate and non profit boards and is a life trustee of the Museum of Fine Arts in Houston.

Kinder Morgan owns an interest in or operates more than 37,000 miles of pipelines that transport primarily natural gas, refined petroleum products, CO2 and crude oil; and 180 terminals that store, transfer and handle such products as gasoline, ethanol, coal, petroleum coke and steel. Kinder Morgan, Inc. owns the general partner interest of Kinder Morgan Energy Partners. Kinder Morgan Management is a limited liability company and its only significant assets are the partnership units it owns in KMP.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY

HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

FACT SHEET

Kinder Morgan is one of the largest energy transportation and storage companies in North America with more than 37,000 miles of pipelines and 180 terminals.  It owns, operates, expands, builds and acquires primarily stable, fee-based assets that are core to North American energy infrastructure, generate substantial stable cash flow and have minimal exposure to commodity price volatility.  Headquartered in Houston, Texas, Kinder Morgan has more than 8,000 employees.  For more information, visit www.kindermorgan.com.

Kinder Morgan, Inc. (NYSE: KMI)

•      Owns the general partner of KMP and significant limited partner interests in KMP.  Approximately 98 percent of the distributions KMI receives are attributable to KMP.

•      Owns 20 percent of and operates Natural Gas Pipeline Company of America, the largest transporter of natural gas into the high-demand Chicago market.

•      Combined, KMI and KMP constitute the largest midstream energy entity in the United States with an enterprise value of approximately $55 billion.

Kinder Morgan Energy Partners, L.P. (NYSE: KMP)

•      Almost all of Kinder Morgan’s assets are at KMP, one of the largest publicly traded pipeline master limited partnerships in America.

•      Largest independent transporter of petroleum products in the U.S.  Transports approximately 1.9 million barrels per day of gasoline, jet fuel, diesel, natural gas liquids and crude oil through more than 8,000 miles of pipelines.

•      Second largest transporter of natural gas in the U.S.  Owns an interest in or operates over 24,000 miles of pipelines.  Connected to many important natural gas shale pays including Eagle Ford, Haynesville, Fayetteville and Barnett.  Largest provider of contracted natural gas treating services.  Also large storage operator.

•      Largest transporter of CO2 in the U.S.  Transports 1.3 billion cubic feet per day.  Carbon dioxide is used in enhanced oil recovery projects.

•      Second largest oil producer in Texas, producing over 50,000 barrels per day.

•      Largest independent terminal owner/operator in the U.S.  Liquids terminals have capacity of 107 million barrels and store refined petroleum products, ethanol and more.  Dry bulk terminals are expected to handle over 100 million tons of materials in 2011, including products like coal.

•      Only oilsands pipeline serving the West Coast.  The Trans Mountain pipeline system transports 300,000 barrels of crude oil per day to Vancouver, B.C., and Washington state.

Kinder Morgan Management, LLC. (NYSE: KMR)

KMR is a limited partner in and manages and controls the business and affairs of KMP.  KMR’s success is dependent upon KMP’s resulting performance.  Distributions to KMR shareholders are paid in the form of additional shares, whereas KMP unitholders receive cash distributions.

Additional Highlights

•      Chairman and CEO Richard D. Kinder, a recipient of Morningstar’s CEO of the Year award, receives a salary of $1 a year, no bonuses, no stock options and no restricted stock.  He owns approximately 31 percent of KMI.

•      Kinder Morgan has invested over $22 billion in acquisitions and expansions since 1997 (through 2010) to grow the company.

•      Kinder Morgan is one of the only companies that publishes both its annual budget and environmental and safety performance on its web site.

•      Kinder Morgan has been recognized by Fortune magazine as one of America’s Most Admired Companies for years.

•      Kinder Morgan does not have a Political Action Committee (PAC) or make any political contributions.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Kinder Morgan/El Paso Employee Q&A

Q             Why is El Paso Corporation selling?

A             El Paso Corporation shareholders have been offered a substantial per-share premium through this transaction.  By combining with Kinder Morgan — a company with a successful track record of growing and delivering attractive returns to shareholders — El Paso will be in a better position to pursue growth opportunities by becoming part of a larger company with additional financial clout and resources.  The combination also provides a good strategic fit of similar assets with relatively little overlap of operations.  As a result, the combined entity will have geographic reach that neither company enjoyed on its own.

Q             What are the benefits of the Kinder Morgan-El Paso merger?

A             This merger will create the largest midstream and the fourth largest energy company in North America with an enterprise value of approximately $94 billion and 80,000 miles of pipelines.  Upon closing, likely in the second quarter of 2012, the transaction is expected to produce immediate value to KMI shareholders, KMP and El Paso Pipeline Partners unitholders, and KMR shareholders through strong cash flow accretion.  Expanding our footprint of natural gas asset should lead to additional growth opportunities related to the natural gas shale plays and the expected increase in demand for natural gas as the fuel of choice in the United States.

Q             Who must approve the transaction?

A             We will need Hart-Scott-Rodino anti-trust approval, and shareholders at both KMI and El Paso Corporation must approve the transaction.

Q             When will the shareholder votes take place?

A             By January 2012.

Q             What will be the name of the company?

A             The El Paso corporate name will be replaced by Kinder Morgan, Inc. and the company will trade on the New York Stock Exchange under the ticker symbol KMI.  The other Kinder Morgan publicly traded entities will be:  Kinder Morgan Energy Partners, L.P. (NYSE: KMP), Kinder Morgan Management, LLC (NYSE: KMR) and El Paso Pipeline Partners, L.P. (NYSE: EPB).

Q             What is Kinder Morgan’s overall strategy?

A             Kinder Morgan’s strategy is very simple and has remained consistent since 1997: 1) we own and operate primarily fee-based assets that are core to the North American energy infrastructure that produce stable and substantial cash flow; 2) we run these assets as safely and efficiently as possible with a strong commitment to protecting the public, our employees, contractors and the environment; 3) we control costs as it’s the investors’ money — not management’s; 4) we leverage our asset footprint to seek attractive capital investment opportunities through both expansions and acquisitions; and, 5) we maintain a strong balance sheet which enables us to access the capital markets to continue growing the business.  Additionally Kinder Morgan tries to align management’s interests with shareholders.  For example, Chairman and CEO Richard Kinder currently owns about 31 percent of KMI and receives a salary of $1 a year, no bonuses, no stock option grants and no restricted stock.

Q                                       How does Kinder Morgan expect to achieve efficiencies?

A                                      Kinder Morgan has been very successful in acquiring and merging companies and operating assets efficiently.  At Kinder Morgan, the philosophy is to reduce corporate overhead expenses and apply a disciplined budgeting approach to operations.  For example, the company caps base salaries for executives, and eliminates corporate perks and other unnecessary overhead.  It has no corporate aircraft, no sponsorships, no sports tickets, no club memberships, and no supplemental retirement or special benefit plans for senior executives.  We often say that Kinder Morgan is a company run by shareholders for shareholders.  In short, management tries to run the company like a prudent person would run his or her own personal affairs and spend money on the things that really matter, like maintaining our assets.  The hands-on senior management team meets weekly with Kinder Morgan business unit presidents and operational heads to review financial performance and receive operational updates.

Q                                       Can you expand more on Kinder Morgan’s track record?

A                                      Kinder Morgan is committed to delivering attractive returns to its shareholders.  Almost all of Kinder Morgan’s assets exist at KMP, which has produced a compound annual growth rate to unitholders of 25 percent since 1996.  KMR’s annual return to shareholders has been 14 percent since 2001 and KMI just went public again earlier this year.

Q                                       Will El Paso have any members on the Kinder Morgan board of directors?

A                                      El Paso will have two members on the KMI board of directors who will be identified by the El Paso Corporation board.

Q                                       Will KMI sell any El Paso Corporation assets to KMP or El Paso Pipeline Partners?

A                                      Yes.  Over the next few years we plan to sell some of the pipelines from El Paso Corporation to KMP and some to El Paso Pipeline Partners.  Again, the MLP structure is the most advantageous entity to own these types of assets.  This will make the transaction more accretive as time goes on.

Q                                       Will El Paso Pipeline Partners keep that name?

A                                      While it will become part of the Kinder Morgan family of companies when the transaction closes, El Paso Pipeline Partners will continue to operate under its current name as an entity listed on the New York Stock Exchange.  It is possible that it will be combined with KMP in the future, but that is not part of this transaction.

Q                                       Do you anticipate layoffs?  When will they occur and how many?

A                                      Combined, the companies currently have approximately 12,800 employees.  We will be assessing the future organizational structure of the new company.  We are looking for synergies and there will be some workforce duplication that will lead to reductions.  For example, there will be a number of duplicative corporate functions.  Any reductions would not occur prior to closing.  However, we intend to communicate any reductions as soon as possible following our assessment, and this generally occurs in advance of the closing.

Q                                       Will reductions come from both companies?

A                                      Again, we are assessing the organizational structure.  The company’s underlying principle is to keep the best people and those employees who agree with Kinder Morgan’s business philosophy, so that they will fit into its culture.

Q                                       What will happen to El Paso Exploration & Production Company employees?

A                                      Exploration and production is not core to our business at Kinder Morgan and we plan to sell this company.  Our understanding is that the E&P company currently has 700 employees and El Paso has identified 400 shared service employees that were to be assigned to that company at the time of the projected spin off.  As a result, approximately 1,100 El Paso Corporation employees will be part of the exploration and production company and it will be up to the new owners to make any final decision on that workforce.

Q                                       Will there be severance for employees whose positions are eliminated?

A                                      Yes, Kinder Morgan will honor the existing El Paso severance plan for a certain period of time following the merger.  However, to be eligible for severance: 1) the transaction must close; and, 2) the employee must meet the terms of the plan that they are covered under.

Q                                       Will employees be offered enhanced early retirement opportunities?

A                                      It is premature to discuss this until we are further along in the evaluation and integration process.

Q                                       Will benefits change for El Paso employees?

A                                      Our long-term goal is for all employees to be under one set of benefits.

Q                                       Where will the corporate headquarters of the combined company be?

A                                      Houston, Texas.

Q                                       Will the main headquarters be in One Allen Center (Kinder Morgan’s current location at the intersection of Smith and Dallas) or in the El Paso building on Louisiana?

A                                      We are currently evaluating that and a decision will be made in the future.

Q                                       Will some employees have to relocate?

A                                      Again, that will be determined through the evaluation and integration process.  However, it is likely that the majority of employees, especially the field and Houston-based employees, will not require a geographic move.

Q                                       How many senior executives from El Paso will be retained?

A                                      That is still to be determined, but Kinder Morgan’s Office of the Chairman will remain the same.  Richard D. Kinder is Chairman and CEO, C. Park Shaper is President and Steven J. Kean is Chief Operating Officer.

Q                                       Is this a merger or an acquisition?

A                                      Kinder Morgan is acquiring El Paso.  However, the boards of directors of both companies approved the transaction.

Q                                       Does Kinder Morgan expect other companies will bid on El Paso Corporation?

A                                      Other companies could bid on El Paso, but KMI will receive a breakup fee if the transaction does not go through.

Q                                       How much is the breakup fee?

A                                      There is a breakup fee of approximately $650 million.

Q                                       How will this deal impact the community organizations El Paso Corporation supports?

A                                      Kinder Morgan supports the communities it serves through the Kinder Morgan Foundation, and we expect the combined entity will continue with that approach.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

FACT SHEET

El Paso Corporation owns and operates the largest natural gas pipeline network in the United States and is one of the largest independent natural gas producers in North America.  Headquartered in Houston, Texas, El Paso Corporation has 4,700 employees.  For more information, visit www.elpaso.com.

El Paso Corporation (NYSE: EP)

El Paso Pipeline Group

•                  Owns and operates 43,000-mile interstate pipeline system.

•                  Serves major U.S. markets in the Northeast, Southeast, Rockies, and Southwest.

•                  Transports approximately 25 percent of the natural gas delivered to U.S. consumers each day.

•                  One of the largest storage providers of natural gas in the U.S.

•                  Ruby Pipeline is the first carbon-neutral interstate natural gas pipeline in U.S. history.

El Paso Exploration & Production Company

•                  Involved in the entire E&P value chain, from drilling to production.

•                  Has a significant reserve base, a strategic presence in unconventional oil and natural gas resource areas in key U.S. basins, and an international footprint in Brazil and Egypt.

•                  In 2011, expects to produce 830 to 860 million cubic feet equivalent of natural gas, which is up 6 to 10 percent from 2010 levels.  (See page 21 of 2Q earnings charts; 782/D in 2010.)

El Paso Midstream Group

•                  Provides access to natural gas supplies for company’s pipelines and enhancing growth for its E&P business by meeting the increased need for infrastructure, including gathering compression, treating and processing services, between the wellhead and its pipelines.

•                  Assets serve El Paso and third-party customers in the Eagle Ford and Haynesville shales, in addition to the Altamont-Bluebell fields of the Uintah Basin in northeast Utah.

•                  Currently pursuing opportunities to transport ethane from the Marcellus Shale to the Gulf Coast.

El Paso Pipeline Partners, L.P. (NYSE: EPB)

•                  Publicly traded limited partnership that owns and operates natural gas transportation pipelines, storage and other midstream assets.  Businesses consist of approximately

12,900 miles of pipeline.  El Paso Corporation owns a 42 percent limited partner interest and the 2 percent general partner interest.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.